                                                                    Exhibit 99.1

                               Embedded value 2002

--------------------------------------------------------------------------------
Inquiries
AEGON N.V.

Group Communications                                  Investor Relations

(NL) + 31 (0)70 344 83 44                             (NL)  + 31 (0)70 344 83 05

                                                      (USA) + 1 410 576 45 77
--------------------------------------------------------------------------------

Table of contents

1. Highlights ...............................................................  2
   1.1 Introduction .........................................................  2
   1.2 Overview of embedded value life insurance and total embedded value ...  3
   1.3 New business .........................................................  4

2. Principles ...............................................................  5
   2.1 Scope ................................................................  5
   2.2 Methodology and definitions ..........................................  6
   2.3 Operating assumptions ................................................  7
   2.4 Economic assumptions .................................................  9
   2.5 Embedded options and guarantees ......................................  9

3. Reconciliation of total capital base to adjusted net worth ............... 10

4. Outcome .................................................................. 12
   4.1 Value components ..................................................... 12
   4.2 Movement analysis of embedded value life insurance ................... 15

5. Sensitivities ............................................................ 18
   5.1 Embedded value life insurance sensitivity ............................ 18
   5.2 Value of new business sensitivity .................................... 19

6. Review statement ......................................................... 20

Addendum 1: Movement analysis based on regulatory surplus
               requirement per country unit and product segment ............. 21
   AEGON Group .............................................................. 21
   Americas ................................................................. 22
   The Netherlands .......................................................... 23
   United Kingdom ........................................................... 24

Addendum 2: Outcome and movement analysis based on the internal surplus requirement .......................................... 25

Addendum 3: Exchange rates .................................................. 27

Glossary and abbreviations .................................................. 28
   Glossary ................................................................. 28
   Abbreviations ............................................................ 30

Disclaimer .................................................................. 31

Embedded value 2002                                                          -1-

1. Highlights

1.1 Introduction

Embedded value life insurance (EVLI) is an estimate of the economic value of a company's existing life insurance business and is to a large extent actuarially determined. It is not based on generally accepted accounting principles in the Netherlands (DAP), which are used to prepare and present our financial statements. Embedded value life insurance should not be viewed as a substitute for DAP financial measures.

We have long used an embedded value life insurance process as a management tool for our life insurance operations. We have decided to disclose this information, because we believe that, in conjunction with other publicly disclosed financial information, it can provide valuable additional information for investors and shareholders to assess a reasonable range of values inherent in the business. We do not believe that embedded value techniques provide a point estimate of the embedded value life insurance; therefore the disclosure includes EVLI on different solvency bases and sensitivity analyses. It also satisfies the demand from the investment community to provide this additional information.

Embedded value life insurance represents the contributed capital invested in our life operations available surplus or adjusted net worth (ANW) and the value of in-force life business (VIF). The latter equals the present value of future expected profits arising from the existing book of life insurance business and new business sold in the reporting period less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value.

Total embedded value (TEV) represents the sum of the embedded value life insurance, the value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the DAP book value of AEGON's debt, capital securities and other net liabilities. TEV reflects a measure used by management as an alternative in determining shareholders' interest in the value of the business.

Embedded value life insurance calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. DAP) as these regulatory requirements determine when profits can be distributed to shareholders. This may facilitate comparisons between disclosed embedded value life insurance of different companies. Still, differences in assumptions, definitions, disclosure levels, etc., may cause inconsistency in these comparisons.

Tillinghast-Towers Perrin has been engaged to review AEGON's embedded value life insurance. The scope and conclusions of this review are presented in section 6.

Embedded value 2002                                                          -2-

1.2 Overview of embedded value life insurance and total embedded value

A high level overview of our embedded value life insurance and our total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus sensitivities of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

---------------------------------------------------------------------------------------
Embedded value regulatory surplus basis
(amounts in millions, net of tax)

Year-end   Year-end                                          Year-end   Year-end
  2002       2001                                              2002       2001
  USD        USD        %                                      EUR        EUR       %
---------------------------------------------------------------------------------------
 11,451     10,544      9%   Adjusted net worth               10,919     11,964     -9%
 11,592     11,768     -1%   Value of in-force                11,054     13,353    -17%
 23,043     22,312      3%   Embedded value life insurance    21,973     25,317    -13%
---------------------------------------------------------------------------------------
  1,588      1,251     27%   Other activities                  1,514      1,420      7%
 -8,209     -6,153     33%   Holding activities               -7,828     -6,982     12%
 16,422     17,410     -6%   Total embedded value             15,660     19,755    -21%
---------------------------------------------------------------------------------------
 14,924     14,033      6%   Shareholders' equity             14,231     15,923    -11%
---------------------------------------------------------------------------------------

The most important items impacting the change in embedded value life insurance during 2002 are/1/:

..    Deviations in investment experience during 2002 from assumed levels: EUR
     -3.7 billion.
..    A weakening of the US dollar and pound sterling against the euro: EUR -2.9 billion. Excluding the effects of currency exchange differences the embedded value life insurance would have decreased by 2% only.
..    Net capital injections by AEGON holding into the country units: EUR +2.3 billion.
..    New business sold during 2002: EUR +0.6 billion.
..    Performance of the at January 1, 2002 existing business: EUR +0.5 billion.

The value of the holding activities decreased mainly as a result of net money flows to subsidiaries to maintain solvency positions at desired levels (EUR -2.6 billion with EUR -2.3 billion relating to life business) and exceeding net capital inflow from shareholders (EUR 1.3 billion).

----------
/1/ For a more detailed analysis, please refer to section 4.2 'Movement analysis of embedded value life insurance'.

Embedded value 2002                                                          -3-

1.3 New business

The profitability of the policies sold in 2002 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by the sale of new policies during the reporting year, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying regulatory required surplus. The value of new business is defined as the gross value of new business adjusted for taxes and including the cost of carrying regulatory required surplus.

Table 2

------------------------------------------------
Value new business regulatory surplus basis
(amounts in millions)

 2002                                       2002
 USD                                        EUR
------------------------------------------------
1,002   Gross value of new business/(A)/   1,058
 -348   Tax                                 -367
 -121   Cost of capital                     -128
  533   Value of new business                563
------------------------------------------------

/(A)/ Gross value of new business is derived by grossing up value of new business. Normalized tax rates used are: 35% for the Americas (US and Canada), 34.5% for the Netherlands and 30% for the United Kingdom.

Embedded value 2002                                                          -4-

2. Principles

2.1 Scope

Each division in each country unit calculates the embedded value life insurance
(EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations:

..    Traditional life (TL)
..    Fixed annuities (FA)
..    GICs and funding agreements (GICs)
..    Life for account of policyholders (LAP)
..    Variable annuities (VA)
..    Fee business (FEE)
..    Accident and health (A&H)/2/

Detailed results are presented for the following country units: the Americas, including the United States (US) and Canada, the Netherlands (NL) and the United Kingdom (UK). The other countries in which AEGON runs life operations, including Hungary, Spain and Taiwan (Other), are included at net asset value based on our primary accounting basis (DAP book value) rather than through a detailed actuarial calculation because of their relative small size.

These other countries and all business not included in the life entities, such as general insurance, A&H in non-life entities, mutual funds and banking products is referred to as other activities/3/. Similar to the value of the other countries, all business in non-life entities is valued at DAP book value.

The sum of the embedded value life insurance per country unit and the value of the other activities is referred to as total embedded value per country unit.

The adjustments in respect of the holding activities comprise two parts:

..    Debt, capital securities and other net liabilities equal to their DAP book values and are not discounted;
..    The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments not allocated to the country units.

The sum of the total embedded value per country unit and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The assumptions, methods and results were subject to an independent external review (refer to section 6).

----------
/2/ The A&H business in the life entities is modelled in detail and included in the embedded value life insurance, while the A&H business in the non-life entities is categorized as 'other activities'.
/3/ The exception to this rule is business in non-life companies that is either identical to business written in the life business companies, or inseparable from it. E.g. in the US, a detailed actuarial calculation for the 401(k) retirement plan business that invests in mutual funds is included in the embedded value life insurance even though it is written through a non-life company. Basically, business in mutual fund companies arising from investment of assets from life insurance business is included in the EVLI, whereas pure retail mutual fund business is included in 'other activities'. Some minor life businesses shown with the Netherlands results have also been included at DAP book value and categorised as 'other activities'.

Embedded value 2002                                                          -5-

2.2 Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

 EVLI   = Free surplus
                                            Adjusted net worth
        + Required surplus

        + Present value of future profits
                                            Value of in-force life business
        - Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)/4/.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. The required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). The assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing the free surplus are marked-to-market. Refer to table 4 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

----------
/4/ Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded value 2002                                                          -6-

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC, and hence the lower the EVLI. The AEGON internal requirement is based on the higher of the local regulatory requirements and 165% of the Standard and Poors' (S&P) local capital adequacy models, plus any additional internally imposed requirements, if applicable (internal basis). However, for comparison purposes, as a base case, AEGON has prepared the embedded value life insurance analysis in this document assuming required surplus on the regulatory requirements. Results have either been modeled directly or by an appropriate adjustment from the internal basis. The effect on the EVLI of the higher CoC on the internal basis is presented in the sensitivity analysis; furthermore, addendum 2 includes the embedded value components and the embedded value life insurance per country unit and per product segment on an internal basis.

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period and based on the beginning of year economic and end of year operating assumptions. The change to end of year economic assumptions is reflected under 'change in economic assumptions', while the difference between the assumed and actual investment experience is reflected in the 'variance from long term investment return'.

In case pre-tax numbers are presented, the calculations are carried out on an after-tax basis and the profits are then grossed up for the relevant corporate tax rate.

2.3 Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions fall within the scope of the external review and reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, each reflect the company's "best estimate" of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company's best judgment is used taking into consideration the company's pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Embedded value 2002                                                          -7-

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current 'substantially enacted' legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under 'miscellaneous impacts' in the movement analysis in section 4.2.

Expenses are based on current experience. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future/5/. Anticipated efficiency gains (future expense improvements) have only been included if a definite action plan has been approved to implement these changes in the short term/6/. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

----------
/5/  Refer to section 2.4 'Economic assumptions' for inflation assumption.
/6/ Refer to section 4.2 'Movement analysis of embedded value life insurance' for details on these expenses issues.

Embedded value 2002                                                          -8-

2.4 Economic assumptions

The economic assumptions for 2001 and 2002 are presented in the table 3. The investment and inflation assumptions are set using an active, market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Table 3

---------------------------------------------------------------------------------------
                                                 US /(A)/         NL           UK
Economic assumptions                           2002   2001   2002   2001   2002   2001
---------------------------------------------------------------------------------------
Discount rate                                   8.0%   8.0%   8.0%   8.0%   8.0%   8.0%
Equity returns                                  8.0%   8.0%   8.0%   8.0%   8.0%   8.0%
Property returns                                 --     --    6.5%   6.5%   8.0%   8.0%
Fixed interest returns /(B)/                   4.75%  4.75%   4.5%   5.0%   4.4%   5.0%
Net credit spread non-government bonds /(C)/    117    113     56     56     70     70
Inflation rate                                  2.0%   2.0%   2.0%   2.0%   2.0%   2.0%
---------------------------------------------------------------------------------------

/(A)/ The Canadian assumptions are equal to the US assumptions with the exception of: discount rate +0.5%, equity returns +0.5% and interest +0.75%.
/(B)/ Fixed interest returns correspond to the government bond yield. In the US, fixed interest returns grade from actual 2002 year-end levels to the long-term assumption (e.g. 4.75%) over a period of approximately 5 years.
/(C)/ Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the 'fixed interest returns'. Actual modelling is done per rating category or at a portfolio level. US net credit spreads grade from actual 2002 year-end levels to ultimate levels (e.g. 117 bps) over a 2-year period.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions fall within the scope of the independent review and reflect a going concern. The currency exchange rates are summarized in addendum 3.

2.5 Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guarantee death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Generally, the embedded value life insurance is determined using a deterministic approach: a single scenario that does not allow for deviations from this scenario apart from sensitivity tests and might not fully reflect the exposure to guarantees and other embedded options.

Contrary to this general approach, we have explicitly allowed for the exposure of the majority of these embedded options and guarantees by including their impact on embedded value life insurance using mostly stochastic modeling and option pricing techniques.

Note that this impact does not represent the value of the embedded options and guarantees on a stand-alone basis, but rather the company's net exposure to them after taking into account the regulatory reserves that have already been set up and the specific assets backing the liabilities (refer to section 4.1).

Embedded value 2002                                                          -9-

3. Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on generally accepted accounting principles in the Netherlands (DAP). The following reconciliation presents the adjustments to the total capital base under DAP to arrive at the ANW that is based on local regulatory accounting rules.

Table 4

---------------------------------------------------------------------------------------------
Reconciliation total capital base to ANW                                              Change
(amounts in EUR millions)                                            2002     2001    to 2001
---------------------------------------------------------------------------------------------
Total capital
   AEGON shareholders' equity                                       14,231   15,923     -11%
   Capital securities & Subordinated debt                            2,624    2,771      -5%
   Senior debt related to insurance activities /(A)/                 3,203    3,982     -20%
   --------------------------------------------------------------------------------
   Total capital base                                               20,058   22,676     -12%
   Other net liabilities /(B)/                                       1,814       57
   --------------------------------------------------------------------------------
   Total capital base and other net liabilities                     21,872   22,733      -4%

Invested in
   Americas                                                         15,751   15,795       0%
   The Netherlands                                                   2,605    3,654     -29%
   The United Kingdom                                                3,117    2,910       7%
   Other countries                                                     399      374       7%
   --------------------------------------------------------------------------------
   Total                                                            21,872   22,733      -4%

Allocated to
   Life subsidiaries                                                20,358   21,313      -4%
   Other activities                                                  1,514    1,420       7%
   --------------------------------------------------------------------------------
   Total                                                            21,872   22,733      -4%

Reconciliation capital in life subsidiaries to adjusted net worth
   Capital in life subsidiaries                                     20,358   21,313      -4%
   Adjustments to local equity                                      -9,439   -9,349       1%
   --------------------------------------------------------------------------------
Adjusted net worth (ANW)                                            10,919   11,964      -9%
---------------------------------------------------------------------------------------------

/(A)/ Long-term liabilities (of which allocated to insurance activities): EUR
      3,856 mln (EUR 3,203 mln) in 2002 and EUR 5,084 mln (EUR 3,982 mln) in
      2001.
/(B)/ Carried at the holding companies.

The capital base is largely invested in the life subsidiaries for which a detailed actuarial calculation has been completed. The remaining capital allocated to other activities is included at DAP book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting.

Embedded value 2002                                                         -10-

The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business in the Americas and the UK/7/. The Netherlands' life insurance DPAC (EUR 0.8 billion after tax) is not eliminated, as it is an admissible asset under Dutch regulatory accounting. The after tax impact of the elimination of inadmissible DPAC/VOBA related to the modeled life business equals EUR -10.6 billion. The balance of the adjustments (EUR +1.2 billion) is mainly explained by the impact of the differing reserve and asset valuation bases and the marking-to-market of the assets backing surplus for the EVLI calculation.

----------
/7/ The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on a DAP basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from DAP to the local basis is largely offset by an increase in value of the in-force business.

Embedded value 2002                                                         -11-

4. Outcome

This section presents the EVLI and TEV as of December 31, 2002 and 2001. All profits and surplus are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on local regulatory requirements.

4.1 Value components

The beginning of year (BoY) opening and end of year (EoY) closing values under the earlier mentioned principles, scope and assumptions for the regulatory solvency requirements are:

Table 5

--------------------------------------------------------------------------------------------------------------
Embedded value components                            Nether-     United    Other      Total    Total    Change
(amounts in EUR millions, after tax)      Americas    lands      Kingdom  countries   2002     2001    to 2001
--------------------------------------------------------------------------------------------------------------
Life business
Adjusted net worth (ANW)                    8,153     2,185       580        --      10,919   11,964     -9%
   Free surplus (FS)                        4,598       256       393        --       5,247    6,162    -15%
   Required surplus (RS)                    3,555     1,930       187        --       5,672    5,803     -2%

Value of in-force life business (ViF)       6,510     2,395     2,149        --      11,054   13,353    -17%
   Present value future profits (PVFP)      7,385     2,796     2,239        --      12,419   14,648    -15%
   Cost of capital (CoC)                     -876      -400       -90        --      -1,365   -1,295      5%

Embedded value life insurance (EVLI)       14,663     4,581     2,729        --      21,973   25,317    -13%

Other activities
DAP book value                                773       383       -40       399       1,514    1,420      7%

Total embedded value per country unit      15,436     4,964     2,689       399      23,487   26,737    -12%

Holding activities                                                                   -7,828   -6,982     12%
   Debt, capital securities & other net
      liabilities                                                                    -7,641   -6,810     12%
   Present value holding expenses                                                      -187     -172      8%

Total embedded value (TEV)                                                           15,660   19,755    -21%
--------------------------------------------------------------------------------------------------------------

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and 165% of Standards and Poors' local capital adequacy models, plus any additional internally imposed requirements, if applicable. On this internal basis, the split between free and required surplus differs: for 2002 free surplus was EUR 266 million plus required surplus of EUR 10,653 million, while for year-end 2001 the split between free and required surplus was EUR 855 million and EUR 11,109 million/8/.

The prepaid pension costs on employee plans are included under other activities at DAP book value of EUR 1.4 billion after tax (2001 EUR 1.5 billion) and relates entirely to the US.

----------
/8/ Refer to section 5 'Sensitivities' for the impact on EVLI of moving from a regulatory to an internal basis and to addendum 2 'Outcome and movement analysis based on the internal surplus requirement' for a summary of the EVLI and TEV on an internal basis.

Embedded value 2002                                                         -12-

The embedded value life insurance decreased mainly as a result of deviations in investment experience during 2002 from assumed levels and currency exchange movements. For a more detailed discussion of the change in embedded value life insurance from end of year 2001 to end of year 2002 refer to section 4.2.

The value of the holding activities decreased mainly as a result of net money flows to subsidiaries to maintain solvency positions at desired levels (EUR -2.6 billion with EUR -2.3 billion relating to life business) exceeding net capital inflow from shareholders (EUR 1.3 billion: EUR 2,053 million of additional paid-in capital on preferred shares minus EUR 731 million dividends). Other effects include foreign currency translation impact, debt interest payments and market value changes of the total return swap agreement with Vereniging AEGON.

Embedded options and guarantee treatment

The Americas manages the exposure to embedded options and guarantees by matching its assets and liabilities. To value the exposure of the non-mitigated risks a stochastic scenario approach is used for the products that contain significant guarantees or embedded options related to equity returns or interest rates. Modeling on a deterministic basis would have increased the EVLI by EUR 399 million over and above the amounts for guarantees already reflected in the regulatory reserves (EUR 389 million pre-tax).

In the Netherlands, the effect of minimum interest guarantees on individual unit-linked and separate account group contracts are valued using a stochastic scenario approach which had a negative impact on value of EUR 44 million over and above the amounts for guarantees already reflected in the regulatory reserves (EUR 250 million pre-tax). The exposure to the minimum interest guarantees on traditional business is mitigated by matching assets to liabilities. For part of the group life business, there is a further mitigation, as the minimum interest guarantee applies to the total liability at the contract level rather than to the increase in liability of each scheme member's benefits separately. Also, minimum interest guarantees on traditional business have been decreased from 4% to 3% for new individual policies sold after August 1999 and for group contracts starting January 2000. The impact on value of the remaining exposure to the minimum interest guarantees on traditional business has not been quantified and is assumed to be reflected in the EVLI through the discount rate.

In the United Kingdom the guarantees and subsequently the cost for guarantees arise within the policyholder funds and only to a very limited extent to shareholder funds. In addition, a program of interest rate hedges has been put in place to mitigate the impact of guaranteed annuity options Therefore, no material exposure to and hence no allowance for the cost of these guarantees is required in the EVLI.

In total, EUR 443 million is reflected in the year-end 2002 AEGON in-force value for embedded options and guarantees over and above the amounts already reflected in regulatory reserves.

Embedded value 2002                                                         -13-

Non-recurring expenses and anticipated efficiency gains

The Americas considers an amount of EUR 52 million pre-tax related to the overhaul of the retirement plan business record keeping systems as non-recurring. The cost of this project is reflected in the 2002 in-force life business performance but excluded from the determination of maintenance expense assumptions on an ongoing basis.

The UK treated an amount of EUR 64 million of 2002 expenses as non-recurring costs. The major components of this are EUR 32 million relating to the final phase of a major new system development, EUR 16 million relating to the cost of implementing the expense management program and EUR 16 million in relation to other non-recurring costs. These after tax amounts have been included within 'miscellaneous impacts' in section 4.2.

In addition, an expense management program was undertaken in 2002 - 2003, which is anticipated to reduce the cost base in the United Kingdom, excluding exceptional expenses, by 15%. EUR 16 million (after tax) of 2002 acquisition expenses have been treated as non-recurring, on the basis that they were eliminated by the expense management program by the end of first quarter 2003. The corresponding variance has been included within 'miscellaneous impacts' in the movement analysis. The maintenance expense assumptions used at the end of 2002 also reflect planned savings of EUR 7 million after tax made through the expense management program.

The Netherlands did not treat any expenses as non-recurring.

Embedded value 2002                                                         -14-

4.2 Movement analysis of embedded value life insurance

The change from year-to-year embedded value life insurance is split into the following components/9/:

Table 6

----------------------------------------------------------------------------------
Movement analysis 2002                              Nether-   United
(amounts in EUR millions, after tax)     Americas    lands    Kingdom   Total 2002
----------------------------------------------------------------------------------
Embedded value life insurance BoY         16,381     5,976     2,960      25,317
   Value of new business (VNB)               495        43        25         563
      Gross value of new business            896       114        48       1,058
      Tax                                   -314       -39       -14        -367
      Cost of capital (after tax)            -88       -32        -9        -128
   In-force performance                      122       227       142         490
      Unwinding discount rate                938       457       211       1,606
      Variance                              -793      -194       -65      -1,052
      Change in operating assumptions        -23       -36        -5         -64
   Variance from long term inv. return    -1,787    -1,537      -393      -3,717
   Change in economic assumptions             67      -145       -93        -171
   Currency exchange differences          -2,703         0      -190      -2,893
   Capital movements                       1,924        37       340       2,302
   Miscellaneous impacts                     164       -21       -62          82
Embedded value life insurance EoY         14,663     4,581     2,729      21,973
----------------------------------------------------------------------------------
Other activities                                                           1,514
Holding activities                                                        -7,828
Total embedded value                                                      15,660
----------------------------------------------------------------------------------

----------
/9/ Refer to addendum 1 'Movement analysis based on regulatory surplus requirement per country unit and product segment' for a split per country unit and per product segment and to addendum 2 'Outcome and movement analysis based on the internal surplus requirement' for a corresponding split of the movement on an internal basis.

Embedded value 2002                                                         -15-

Value of new business represents the value created by new business sold during the reporting period. Table 7 links this value to modeled written premium/10/.

Table 7

-------------------------------------------------------------------------------------------------------------------
Modeled new business APE/(A)/, deposits
and A&H premium                                                           Nether-   United
(amounts in EUR millions)                                      Americas    lands    Kingdom   Total 2002   VNB 2002
-------------------------------------------------------------------------------------------------------------------
Premium business (TL, LAP)            - APE /(C)/                  942      357       961        2,259       222
Deposit business (VA, FA, GIC's, FEE) - Deposits /(B)/ /(C)/    40,743                          40,743       293
Accident & health (A&H)               - Premium /(C)/            1,025                           1,025        48
-------------------------------------------------------------------------------------------------------------------
Total                                                                                                        563
-------------------------------------------------------------------------------------------------------------------

/(A)/ APE = regular premium + 1/10 single premium
/(B)/ Including on and off balance sheet deposits (respectively EUR 25 bln and
      EUR 16 bln)
/(C)/ The new premium and deposits are materially in line with new business sales under AEGON's primary accounting basis (DAP). 2002 reported TL and LAP APE for the Americas, The Netherlands and the UK were respectively EUR 1,039 mln, EUR 345 mln and EUR 936 mln; the differences occur due to processing lags between DAP and embedded value life insurance data and differences between actual and modelled business. Reported 2002 deposits equalled EUR 48,320 mln; the difference compared to the above stated number mainly relate to the elimination of deposits on existing contracts.

In-force performance variance relates mainly to the deteriorated credit markets and the subsequent portfolio rebalancing that took place in the US. Rebalancing the US bond portfolio took place in order to maintain credit quality in the face of unprecedented bond downgrades. The rationale for the trading activity was and is to ultimately control risk and reduce the cost of future potential credit related losses. However due to the historically wide asset credit spreads, the cost of this risk reduction activity comes in the form of reduced product spreads going forward which is reflected in the in-force performance variance.

In addition, the combination of volatile US credit markets at the end of the year coupled with strong deposit revenues led to a significant increase in Treasury holdings as of year end (5.2% vs. 2.3% prior year). In general, the Embedded Value models do not allow for immediate portfolio rebalancing, but rather tilt reinvestment strategies with the goal of achieving a targeted asset mix over time. To the extent the portfolio can be rebalanced sooner, this reflects a conservative assumption in the modeling. All in, the impact from product spread related variances was a decline in value of EUR 0.8 billion.

The Netherlands showed a negative variance mainly as a result of a change in asset mix, variance on solvency and other charges. In the UK, the attribution of tax to new business (as described in section 2.3), combined with the new business strains and the tax position of the fund, resulted in a tax variance of EUR -38 million. This has been included within 'miscellaneous impacts'.

----------
/10/ Refer to addendum 1 'Movement analysis based on regulatory surplus requirement per country unit and product segment' for the split of VNB per country unit and per reporting segment and to addendum 2 'Outcome and movement analysis based on the internal surplus requirement' for a corresponding split on an internal basis.

Embedded value 2002                                                         -16-

Variance from long-term investment return assumptions reflects the value impact of deviations from expected 2002 equity returns, interest rate levels and corporate bond performance:

..    Variance from 2002 actual equity returns and interest rate movement vs.
     projected (approximately EUR - 3.2 billion). Direct equity investment losses in the general account portfolio amounted to approximately EUR 1.7 billion. Furthermore, declining interest rates decreased value to the extent that these lower rates were not fully passed on to policyholders as a result of the interest rate floor in certain products and competitive crediting strategies. This together with the decline in current and future revenue from fee driven business and the impact of the other embedded options, produced losses of another EUR 1.5 billion.
..    Variance from 2002 actual bond default losses vs. projected (approximately
     EUR -0.5 billion). This part of the variance reflects the difference between actual and expected bond default losses.

Currency exchange differences mainly impact the value of the Americas due to the stronger euro versus the US dollar (US dollar rate decreased by approximately 19% during 2002).

Capital movements reflect the net capital injections by the holding company into the AEGON country units.

Embedded value 2002                                                         -17-

5. Sensitivities

Table 8 and table 9 reflect the impact on respectively the EVLI and the VNB of changing underlying assumptions. In each sensitivity analysis only the stated assumption(s) has been changed, while keeping all else equal to the 'base case'. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business.

5.1 Embedded value life insurance sensitivity

Table 8

----------------------------------------------------------------------------------------------
Sensitivity analysis embedded value life insurance
(amounts in EUR milions, after tax)                     Americas     NL      UK    All regions
----------------------------------------------------------------------------------------------
Base case embedded value-life insurance 2002            14,663     4,581   2,729     21,973
Required surplus at internal solvency requirement           -8%       -3%     -1%        -6%
1% decrease in discount rate                                 6%       11%      6%         7%
1% increase in discount rate                                -5%       -9%     -6%        -6%
1% decrease equity, property and fixed income returns      -11%      -18%     -8%       -12%
1% increase equity, property and fixed income returns        7%       11%      7%         8%
10 basis points increase in general account spread           3%        2%      0%         3%
10% decrease in lapse rates                                  2%        0%      2%         2%
10% decrease in expenses                                     2%        2%      2%         2%
----------------------------------------------------------------------------------------------

The change from regulatory to internal required surplus decreases the value of all country units. The size of the impact reflects the difference between the internal requirement and the local regulatory requirements.

The impact as well as the asymmetry of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates. The Dutch business shows the highest sensitivity as a result of the relatively large block of (group) deferred annuities.

The remaining difference in sensitivity to changes in equity, property and fixed income returns between the country units mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to equity, property and fixed income returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower equity and fixed investment returns will not be fully offset by equally lower crediting rates.

Embedded value 2002                                                         -18-

5.2 Value of new business sensitivity

Table 9

-------------------------------------------------------------------------------------------
Sensitivity analysis value new business
(amounts in EUR milions, after tax)                     Americas    NL    UK    All regions
-------------------------------------------------------------------------------------------
Base case value new business 2002                          495      43     25       563
Required surplus at internal solvency requirement          -19%      0%    -8%      -17%
1% decrease in discount rate                                30%     48%   117%       35%
1% increase in discount rate                               -26%    -37%  -107%      -30%
1% decrease equity, property and fixed income returns      -54%    -46%  -154%      -58%
1% increase equity, property and fixed income returns       37%     36%   130%       41%
10 basis points increase in general account spread          13%      3%     6%       12%
10% decrease in lapse rates                                 22%      9%    61%       23%
10% decrease in expenses                                    11%     20%    17%       12%
-------------------------------------------------------------------------------------------

In general, the value of new business is more sensitive to changes in parameters than the in-force. A relative small change in future profits can have a relatively large impact on the relatively small VNB compared to the ViF. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a country unit.

Similar to the impact on the in-force, the move to internal required surplus decreases value as a result of the higher cost of capital. For new business in the Dutch operations (mainly life for account of policyholders), the cost of capital on internal required surplus is broadly equivalent to that on regulatory requirements.

Embedded value 2002                                                         -19-

6. Review statement

Introduction

Tillinghast-Towers Perrin, the financial services division of Towers, Perrin, Forster & Crosby Inc. ('Tillinghast') has been engaged to review the embedded values of AEGON's life insurance subsidiaries in the Americas, the Netherlands and the United Kingdom.

Scope

Tillinghast's review covered:

..    Embedded values life insurance at 31 December 2001 and 31 December 2002,
     and
..    Movement analysis and value of new business for 2002

The scope of Tillinghast's review included:

..    Assessment of AEGON's adherence to the AEGON principles
..    Reasonableness of methodology and assumptions
..    Review of the models; and
..    Review of the results

The scope did not include the review of the sensitivity results (as set out in Section 5), the analysis by reporting segment (as set out in Addendum 1 and Addendum 2, table 15) nor the value placed on 'other activities' (as these are audited figures).

Opinion

Tillinghast has reported the results of its review to AEGON as follows:

"Tillinghast has reviewed the methodology and assumptions used by AEGON to determine the embedded values life insurance and has reviewed on a test basis the resulting embedded values life insurance and movement analysis. As a result of this review, Tillinghast considers that the methodology adopted is appropriate, that the assumptions used are reasonable, and that the embedded value life insurance, total embedded value and movement analysis for the Americas, the Netherlands and the United Kingdom as shown in tables 5, 6 and 14 have been properly prepared in accordance with the Principles as set out in section 2 of this document and are reasonable. In giving this opinion, Tillinghast has relied on the values placed on the 'other activities' by AEGON. The estimates of value are based on common actuarial practice with regard to embedded value methodology and assumptions and do not attempt to develop 'fair value' or to interpret proposed IFRS accounting standards."

Embedded value 2002                                                         -20-

Addendum 1: Movement analysis based on regulatory surplus requirement per country unit and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole, the Americas, the Netherlands and the United Kingdom. First, the AEGON totals split by reporting segment are presented in euro, then the movement of the three country units per reporting segment is stated in local currency with only the opening and closing value and the value of the other activities translated into euro.

AEGON Group

Table 10

-------------------------------------------------------------------------------------------------------
Movement analysis 2002
(amounts in EUR millions, after tax)       TL       FA     GICs     LAP     VA     FEE    A&H    Total
-------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY        10,110   3,892   1,616    6,213   1,459   411   1,616   25,317
   Value of new business (VNB)              150      99      93       72      69    32      48      563
      Gross value of new business           281     181     156      173     128    53      86    1,058
      Tax                                   -97     -63     -55      -59     -45   -18     -30     -367
      Cost of capital (after tax)           -34     -19      -8      -42     -14    -2      -8     -128
   In-force performance                     386    -351       6      303       1    20     125      490
      Unwinding discount rate               688     206      79      454      63    24      92    1,606
      Variance                             -273    -577     -68      -74     -78    -4      22   -1,052
      Change in operating assumptions       -29      20      -5      -76      16     0      11      -64
   Variance from long term inv. return   -1,136    -506    -190   -1,264    -507   -24     -90   -3,717
   Change in economic assumptions           -71      -8      14     -112      -1     0       6     -171
   Currency exchange differences         -1,061    -636    -282     -336    -241   -71    -265   -2,893
   Capital movements                        235     763     285      404     551    32      31    2,302
   Miscellaneous impacts                    -84     160      43       -2       7     1     -43       82
Embedded value life insurance EoY         8,530   3,413   1,585    5,279   1,339   399   1,427   21,973
-------------------------------------------------------------------------------------------------------
Other activities                                                                                  1,514
Holding activities                                                                               -7,828
Total embedded value                                                                             15,660
-------------------------------------------------------------------------------------------------------

Embedded value 2002                                                         -21-

Americas

Table 11

------------------------------------------------------------------------------------------------------------
Movement analysis 2002
(amounts in USD milions unless stated
otherwise, after tax)                              TL      FA     GICs    LAP    VA     FEE    A&H    Total
------------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY (EUR mln)       6,473   3,892   1,616   914   1,459   411   1,616   16,381
------------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY                 5,705   3,430   1,424   805   1,286   362   1,424   14,437
   Value of new business (VNB)                      119      93      88    27      66    30      45      469
      Gross value of new business                   220     172     148    57     121    50      81      848
      Tax                                           -77     -60     -52   -20     -42   -17     -28     -297
      Cost of capital (after tax)                   -24     -18      -8   -10     -13    -2      -7      -83
   In-force performance                             299    -333       6     6       1    19     118      115
      Unwinding discount rate                       390     195      75    58      60    23      87      888
      Variance                                      -73    -546     -64   -10     -74    -4      21     -751
      Change in operating assumptions               -18      19      -5   -42      15     0      10      -22
   Variance from long term inv. return             -382    -479    -180   -62    -480   -23     -85   -1,692
   Change in economic assumptions                    49      -7      13     3      -1     0       6       63
   Currency exchange differences                      2       0       0     1       4     0       0        8
   Capital movements                                155     723     270    92     522    30      30    1,822
   Miscellaneous impacts                            -44     151      40    41       7     1     -41      156
Embedded value life insurance EoY                 5,903   3,579   1,662   913   1,404   419   1,497   15,377
------------------------------------------------------------------------------------------------------------
Embedded value life insurance EoY (EUR mln)       5,629   3,413   1,585   870   1,339   399   1,427   14,663
Other activities (EUR mln)                                                                               773
Total embedded value for the Americas (EUR mln)                                                       15,436
------------------------------------------------------------------------------------------------------------

Embedded value 2002                                                         -22-

The Netherlands

Table 12

--------------------------------------------------------------------------------------------------------
Movement analysis 2002
(amounts in EUR millions, after tax)                  TL     FA   GICs    LAP    VA   FEE   A&H    Total
--------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY (EUR mln)          3,509   --    --    2,468   --    --    --    5,976
--------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY                    3,509   --    --    2,468   --    --    --    5,976
   Value of new business (VNB)                          10   --    --       33   --    --    --       43
      Gross value of new business                       19   --    --       95   --    --    --      114
      Tax                                               -7   --    --      -33   --    --    --      -39
      Cost of capital (after tax)                       -2   --    --      -29   --    --    --      -32
   In-force performance                                 69   --    --      158   --    --    --      227
      Unwinding discount rate                          266   --    --      191   --    --    --      457
      Variance                                        -193   --    --       -1   --    --    --     -194
      Change in operating assumptions                   -4   --    --      -32   --    --    --      -36
   Variance from long term inv. return                -732   --    --     -805   --    --    --   -1,537
   Change in economic assumptions                     -113   --    --      -32   --    --    --     -145
   Currency exchange differences                         0   --    --        0   --    --    --        0
   Capital movements                                    16   --    --       21   --    --    --       37
   Miscellaneous impacts                               -12   --    --       -9   --    --    --      -21
Embedded value life insurance EoY                    2,747   --    --    1,833   --    --    --    4,581
--------------------------------------------------------------------------------------------------------
Embedded value life insurance EoY (EUR mln)          2,747   --    --    1,833   --    --    --    4,581
Other activities (EUR mln)                                                                           383
Total embedded value for the Netherlands (EUR mln)                                                 4,964
--------------------------------------------------------------------------------------------------------

Embedded value 2002                                                         -23-

United Kingdom

Table 13

--------------------------------------------------------------------------------------------------------
Movement analysis 2002
(amounts in GBP millions unless stated otherwise,
after tax)                                               TL   FA   GICs    LAP    VA   FEE   A&H   Total
--------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY (EUR mln)             128   --    --    2,832   --    --    --   2,960
--------------------------------------------------------------------------------------------------------
Embedded value life insurance BoY                        78   --    --    1,723   --    --    --   1,801
   Value of new business (VNB)                            9   --    --        7   --    --    --      16
      Gross value of new business                        18   --    --       12   --    --    --      30
      Tax                                                -6   --    --       -4   --    --    --      -9
      Cost of capital (after tax)                        -4   --    --       -1   --    --    --      -6
   In-force performance                                   1   --    --       88   --    --    --      89
      Unwinding discount rate                             6   --    --      127   --    --    --     133
      Variance                                           -2   --    --      -39   --    --    --     -41
      Change in operating assumptions                    -3   --    --        0   --    --    --      -3
   Variance from long term inv. return                    0   --    --     -247   --    --    --    -247
   Change in economic assumptions                        -6   --    --      -52   --    --    --     -58
   Currency exchange differences                          0   --    --        0   --    --    --       0
   Capital movements                                     34   --    --      179   --    --    --     214
   Miscellaneous impacts                                -16   --    --      -23   --    --    --     -39
Embedded value life insurance EoY                       100   --    --    1,675   --    --    --   1,775
--------------------------------------------------------------------------------------------------------
Embedded value life insurance EoY (EUR mln)             154   --    --    2,575   --    --    --   2,729
Other activities (EUR mln)                                                                           -40
Total embedded value for the United Kingdom (EUR mln)                                              2,689
--------------------------------------------------------------------------------------------------------

Embedded value 2002                                                         -24-

Addendum 2: Outcome and movement analysis based on the internal surplus requirement

The solvency requirement on which the business is managed is based on the more stringent of the local regulatory requirement and 165% of the Standards and Poors' local capital adequacy models.

Table 14

-----------------------------------------------------------------------------------------------------------------
 Embedded value components Internal                  Nether-       United     Other      Total    Total   Change
(amounts in EUR millions, after tax)      Americas    lands       Kingdom   countries    2002     2001    to 2001
-----------------------------------------------------------------------------------------------------------------
Life business
Adjusted net worth (ANW)                    8,153     2,186          580        --      10,919   11,965      -9%
   Free surplus (FS)                          173      -172/(A)/     265        --         266      855     -69%
   Required surplus (RS)                    7,980     2,358          315        --      10,653   11,109      -4%

Value of in-force life business (ViF)       5,407     2,277        2,133        --       9,817   12,071     -19%
   Present value future profits (PVFP)      7,385     2,798        2,265        --      12,448   14,647     -15%
   Cost of capital (CoC)                   -1,979      -521         -132        --      -2,632   -2,576       2%

Embedded value life insurance (EVLI)       13,560     4,462        2,714        --      20,736   24,036     -14%

Other activities
DAP book value                                773       383/(A)/     -40       399       1,514    1,420       7%

Total embedded value per country unit      14,333     4,845        2,673       399      22,250   25,456     -13%

Holding activities                                                                      -7,828   -6,982      12%
   Debt, capital securities & other net
      liabilities                                                                       -7,641   -6,810      12%
   Present value holding expenses                                                         -187     -172       8%

Total embedded value (TEV)                                                              14,422   18,474     -22%
-----------------------------------------------------------------------------------------------------------------

/(A)/ The negative free surplus in the modeled life business of the Netherlands is more than offset by free surplus included in the DAP book value of other activities.

Embedded value 2002                                                         -25-

Table 15

----------------------------------------------------------------------------------------------------
Movement analysis 2002 - Internal
(amounts in EUR millions, after tax)     TL       FA     GICs    LAP      VA    FEE    A&H     Total
----------------------------------------------------------------------------------------------------
Embedded value life insurance BoY       9,638   3,489   1,499   6,134   1,413   395   1,468   24,036

Americas
   Embedded value life insurance BoY    6,127   3,489   1,499     871   1,413   395   1,468   15,262
      Value of new business (VNB)          97      72      82      21      62    29      37      401
      In-force performance                331    -304      30       7       2    22     127      216
      Other line items/(A)/            -1,259    -291    -145     -63    -189   -62    -310   -2,319
   Embedded value life insurance EoY    5,295   2,967   1,467     836   1,289   383   1,323   13,560

The Netherlands
   Embedded value life insurance BoY    3,382      --      --   2,455      --    --      --    5,838
      Value of new business (VNB)          10      --      --      33      --    --      --       43
      In-force performance                107      --      --     137      --    --      --      245
      Other line items/(A)/              -843      --      --    -820      --    --      --   -1,663
   Embedded value life insurance EoY    2,657      --      --   1,805      --    --      --    4,462

United Kingdom
   Embedded value life insurance BoY      128      --      --   2,808      --    --      --    2,937
      Value of new business (VNB)          14      --      --       9      --    --      --       23
      In-force performance                  2      --      --     140      --    --      --      142
      Other line items/(A)/                 9      --      --    -397      --    --      --     -388
   Embedded value life insurance EoY      154      --      --   2,560      --    --      --    2,714

Embedded value life insurance EoY       8,106   2,967   1,467   5,201   1,289   383   1,323   20,736
----------------------------------------------------------------------------------------------------

/(A)/ Other items include 'variance from long term investment return', 'change in economic assumptions', 'currency exchange differences', 'capital movements' and 'miscellaneous impacts' and are materially the same as in tables 11-13

Embedded value 2002                                                         -26-

Addendum 3: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis where as the closing exchange rates are used for the year-end 2002 and 2001 amounts.

Table 16

-------------------------------------------
Closing exchange rates at December 31, 2002

                       EUR     USD     GBP
-------------------------------------------
1 EUR                    --   1.049   0.651
1 USD                 0.954      --   0.620
1 GBP                 1.537   1.612      --
-------------------------------------------

-------------------------------------------
Weighted average exchange rates 2002

                       EUR     USD     GBP
-------------------------------------------
1 EUR                    --   0.947   0.628
1 USD                 1.056      --   0.664
1 GBP                 1.592   1.507      --
-------------------------------------------

-------------------------------------------
Closing exchange rates at December 31, 2001

                       EUR     USD     GBP
-------------------------------------------
1 EUR                    --   0.881   0.609
1 USD                 1.135      --   0.690
1 GBP                 1.643   1.448      --
-------------------------------------------

Embedded value 2002                                                         -27-

Glossary and abbreviations

Glossary

Base case                  The EVLI, TEV and VNB calculated under the set of
                           assumptions and methodology outlined in section 2
                           Principles. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book                An assumption that the portfolio will run off after
                           the valuation date and is not expected to grow with future new business.

Cost of capital            The cost related to having to hold solvency capital
                           that will constrain distributions to shareholders.
                           The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

DAP book value             Net asset value based on generally accepted Dutch
                           accounting principles.

Discount rate              The rate at which future cash flows are discounted
                           back to the valuation date.

Embedded options and       Can apply to both assets and liabilities of AEGON. On
guarantees                 assets, refers to choices that issuers of assets
                           owned by AEGON can make, such as the ability to exercise and option to call, prepay or convert an asset. On liabilities, refers to choices that contract holders/policyholders of AEGON can make, such as minimum guarantee death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life        The present value of the existing life business at
insurance                  the valuation date and excluding any value
                           attributable to future new business.

Embedded value life        The change in embedded value life insurance from one
insurance movement         reporting year to another.

Free surplus               Excess of assets available at the valuation date over
                           capital needed to support the business (liabilities and required surplus).

Going concern basis        Business outlook assumption that expects the business
                           to behave under normal conditions but excluding future new business.

Gross value of new         The value of new business, grossed-up at the relevant
business                   corporate tax rate, before allowance for the cost of
                           capital.

In-force business          Contracts and policies that are in effect as at the
                           valuation date.

Internal basis             The more stringent of local regulatory solvency
                           requirements and 165% of the Standard and Poors'
                           (S&P) solvency requirements, plus any additional internally imposed requirements, if applicable.

Embedded value 2002                                                        -28-

Mark-to-market             The adjustment of the asset value from regulatory
                           value to market value.

Movement analysis          An explanation of the change in embedded value life
                           insurance from one reporting period to the next.

Net asset spreads          Excess of net investment return over the risk free
                           rate.

Persistency                The rate at which policies and contracts remain
                           in-force.

Present value of           The discounted value of expected future distributable
distributable earnings     earnings as at the valuation date at the discount
                           rate.

Reporting segment          The product type categories of business on which
                           AEGON reports externally for DAP and EVLI/TEV.

Required surplus           The capital that AEGON is required to hold in order
                           to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standards & Poors' and Moody's).

Reserve base               Methodology or principle basis to calculate the level
                           of reserves.

Total embedded value       The sum of the embedded value life insurance and the
                           value of the other activities and holding activities.

Time value of money        The expected value of money at a certain valuation
                           date.

Unwinding discount         Expected return on the beginning of year EVLI.
rate

Value of new business      The present value of the block of business sold in
                           the latest reporting year.

Value of in-force          The present value of the expected future profits
                           emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis          Explanation of the difference between actual and
                           expected experience related to assumptions.

Embedded value 2002                                                        -29-

Abbreviations

A&H                        Accident & health
ANW                        Adjusted net worth
APE                        Annualized premium equivalent

BoY                        Beginning of year

CoC                        Cost of capital

DPAC                       Deferred policy acquisition costs
DAP                        Dutch accounting principles

EoY                        End of year
EVLI                       Embedded value life insurance

FA                         Fixed annuities
FEE                        Fee business
FS                         Free surplus

GICs Guaranteed investment contracts and funding agreements

IFRS                       International Financial Reporting Standards

LAP                        Life for the account of policyholders

PVDE                       Present value of distributable earnings
PVFP                       Present value of future profits

RS                         Required surplus

TEV                        Total embedded value
TL                         Traditional life

VA                         Variable annuities
ViF                        Value of in-force business
VNB                        Value of new business
VOBA                       Value of business acquired

Embedded value 2002                                                        -30-

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as 'believe', 'estimate', 'intend', 'may', 'expect', 'anticipate', 'predict', 'project', 'counting on', 'plan', 'continue', 'want', 'forecast', 'should', 'would', 'is confident' and 'will' and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

..    Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
..    Changes in the performance of financial markets, including emerging markets, including:
     . The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     .    The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
..    The frequency and severity of insured loss events;
..    Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
..    Changes affecting interest rate levels and continuing low interest rate levels;
..    Changes affecting currency exchange rates, including the EUR/USD and
     EUR/GBP exchange rates;
..    Increasing levels of competition in the United States, the Netherlands, the
     United Kingdom and emerging markets;
..    Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
..    Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
..    Acts of God, acts of terrorism and acts of war;
..    Changes in the policies of central banks and/or foreign governments;
..    Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
..    Customer responsiveness to both new products and distribution channels;
..    Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
..    Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Embedded value 2002                                                        -31-